UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

SBE, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

783873201 - Common Stock

(CUSIP Number)

520 Lake Cook Road, Suite 690, Deerfield, Illinois   60015

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Richard I. Anslow, Esq. Anslow & Jaclin, LLP 195 Route 9 South, Suite 204 Manalapan, New Jersey 07726 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 1, 2004

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Meadowbrook Opportunity Fund LLC Taxpayer ID 80-0080190

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	WC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	293,800 (as of the filing date)

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	293,800 (as of the filing date)

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	293,800 (as of the filing date)

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	5.8%

	(14)	Type of Reporting Person:	OO - Limited Liability Company

ITEM 1.      SECURITY ISSUER.

SBE, Inc.
Common Stock, $.001 par value
2305 Camino Ramon, Suite 200, San Ramon, CA 94583

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Meadowbrook Opportunity Fund LLC

(b)	Residence or business address:	520 Lake Cook Road, Suite 690 Deerfield, Illinois 60015

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Hedge Fund

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other disposition of the case;	None

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	None

(f)	Citizenship.	United States of America

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to the Date of Event, the Reporting Person owned an aggregate of 207,200 common shares. The Reporting Person purchased 50,000 common shares of the Issuer on September 1, 2004 at an average price of $2.83 per share. The Reporting Person purchased 100 common shares of the Issuer on September 8, 2004 at an average price of $2.58 per share. The Reporting Person purchased 21,500 common shares of the Issuer on September 22, 2004 at an average price of $2.66 per share. The Reporting Person purchased 5,000 common shares of the Issuer on September 29, 2004 at an average price of $3.1347 per share. The Reporting Person purchased 10,000 common shares of the Issuer on October 26, 2004 at an average price of $3.2966 per share. These purchases resulted in the Reporting Person owning an aggregate of 293,800 common shares of the Issuer. The shares are held by Meadowbrook Opportunity Fund LLC, a hedge fund.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Person is Meadowbrook Opportunity Fund LLC, a hedge fund. Thus, the acquisition by the Reporting Person is based on the belief that such purchase is a good investment that will produce favorable economic results. As of the Date of Event, the Meadowbrook Opportunity Fund LLC owned an aggregate of 257,200 common shares and subsequently purchased an additional 36,600 common shares for a total of 293,800 common shares, or 5.8% of the issued and outstanding securities of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

As of the Reporting Events, the Meadowbrook Opportunity Fund LLC owns 293,800 securities of the Issuer, or 5.8% of the issued and outstanding securities of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2004

Date

/s/  Michael Ragins

Signature

Michael Ragins, manager of Meadowbrook Opportunity Fund LLC

Name and Title